[Reference Translation]

February 26, 2014

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            Securities exchanges throughout Japan)

Name and Title of Contact Person:

            Hiroshi Nishida,

            Project General Manager of Accounting Division

            (Telephone Number: 0565-28-2121)

TMC Names New Executives

Toyota Motor Corporation (TMC) announced today that the board of directors resolved at a meeting held on February 26, 2014, planned executive changes as described below.

1. Executive changes effective April 1, 2014

New Senior Managing Officers

Name	Current Title
Satoru Mouri	Managing officer
Moritaka Yoshida	Managing officer

New Managing Officers

Name	Current Title
Kazuhiro Sato	Executive general manager, Customer Service Field (field general manager)
Takashi Yamamoto	Executive general manager, Product Planning Group (executive chief engineer)

Resigning Senior Managing Officers

Tadashi Yamashina
Naoki Miyazaki

Resigning Managing Officers

Yoshihiko Matsuda
Koichi Sugihara
Nobuhiko Murakami

2. Executives’ areas of responsibility effective April 1, 2014

♦ denotes change to responsibility (does not include organizational name changes)

Executive Vice Presidents

Name	Current	New

Satoshi Ozawa	Business Unit Toyota No. 1 (business)	Business Unit Toyota No. 1 (business)

Nobuyori Kodaira	- IT & ITS - External Affairs & Public Affairs - General Administration & Human Resources - Accounting	- IT & ITS - External Affairs & Public Affairs - General Administration & Human Resources - Accounting

Mitsuhisa Kato	- Business Unit Toyota No. 1 (business, R&D) - Business Unit Toyota No. 2 (business, R&D) - TNGA Planning Div. (chief officer)	- Business Unit Toyota No. 1 (business, R&D) - Business Unit Toyota No. 2 (business, R&D) - TNGA Planning Div. (chief officer)

Masamoto Maekawa	Business Unit Toyota No. 1 (business)	Business Unit Toyota No. 1 (business)

Yasumori Ihara	Business Unit Toyota No. 2 (business)	Business Unit Toyota No. 2 (business)

Seiichi Sudo♦	Unit Center	- Unit Center - TNGA Planning Div. (chief officer)

Senior Managing Officers and Managing Officers

1) Senior Managing Officers

Name	Current	New

Hirofumi Muta♦	- Vehicle Production Engineering & Manufacturing Group (chief officer) - Vehicle Production Engineering Field (field general manager)	- TNGA Planning Div. (chief officer) - Vehicle Production Engineering & Manufacturing Group (chief officer)

Shigeru Hayakawa	External Affairs & Public Affairs Group (chief officer)	External Affairs & Public Affairs Group (chief officer)

Hisayuki Inoue	- Asia & Middle East Region (CEO, Asia & Middle East Region) - Toyota Motor Asia Pacific Pte Ltd. (Singapore) - Toyota Motor Asia Pacific Engineering & Manufacturing Co., Ltd.	- Asia & Middle East Region (CEO, Asia & Middle East Region) - Toyota Motor Asia Pacific Pte Ltd. (Singapore) - Toyota Motor Asia Pacific Engineering & Manufacturing Co., Ltd.

Didier Leroy	- Europe Region (CEO, Europe Region) - Toyota Motor Europe NV/SA	- Europe Region (CEO, Europe Region) - Toyota Motor Europe NV/SA

Keiji Masui	Purchasing Group (chief officer)	Purchasing Group (chief officer)

Hiroji Onishi	- China Region (CEO, China Region) - Toyota Motor (China) Investment Co., Ltd.	- China Region (CEO, China Region) - Toyota Motor (China) Investment Co., Ltd.

Koei Saga♦	- Unit Center (center vice president) - Drivetrain Engineering Field (field general manager) - Unit Management Div. (concurrent general manager) - Motor Sports Unit Development Div. (chief officer)	- Unit Center (center vice president) - Unit Management Div. (concurrent general manager) - Motor Sports Unit Development Div. (chief officer)

Name	Current	New
Hiroyuki Yokoyama♦	Customer First Promotion Group (chief officer)	- Customer First Promotion Group (chief officer) - Customer Service Field (field general manager)

Tokuo Fukuichi♦	- Lexus International (executive vice president) - Design Group (chief officer)	- Lexus International (president) - Design Group (chief officer)

Kiyotaka Ise♦	- Lexus International (president) - Sports Vehicle Management Div. (chief officer)	- R&D Group (chief officer) - Material Engineering Field (field general manager) - Fuel Cell System Engineering Field (field general manager) - Sports Vehicle Management Div. (chief officer)

James E. Lentz	- North America Region (CEO, North America Region) - Toyota Motor North America, Inc.	- North America Region (CEO, North America Region) - Toyota Motor North America, Inc.

Soichiro Okudaira♦	- R&D Group (chief officer) - Material Engineering Field (field general manager) - Fuel Cell System Engineering Field (field general manager)

- China chief technical officer

- Toyota Motor (China) Investment Co., Ltd.

- Toyota Motor Engineering & Manufacturing (China) Co., Ltd.

- Asia chief technical officer

- Toyota Motor Asia Pacific Engineering & Manufacturing Co., Ltd.

- Toyota Motor Asia Pacific Pte Ltd.

- Oceania chief technical officer

- Toyota Technical Center Asia Pacific Australia Co., Ltd.

Shigeki Terashi♦

- Corporate Planning Div. (chief officer)

- Research Div. (chief officer)

- Environmental Affairs Div. (chief officer)

- Product & Business Planning Div. (chief officer)

- Design Quality Innovation Div. (chief officer)

- Strategic Top Executive Meeting Office (secretary general)

- Corporate Planning Div. (chief officer)

- Research Div. (chief officer)

- Environmental Affairs Div. (chief officer)

- Product & Business Planning Div. (chief officer)

- Design Quality Innovation Div. (chief officer)

Satoru Mouri♦	Managing officer Japan Sales Business Group (deputy chief officer)	Japan Sales Business Group (chief officer)

Moritaka Yoshida	Managing officer - Product Planning Group (chief officer) - Chief Safety Technology Officer - Vehicle Control System Field (field general manager)	- Product Planning Group (chief officer) - Chief Safety Technology Officer - Vehicle Control System Field (field general manager)

2) Managing Officers

Name	Current	New

Kazuhiro Miyauchi♦	Production Control Group (chief officer)	- Product & Business Planning Div. (chief officer) - Production Control Group (chief officer)

Osamu Nagata	- Toyota Motor North America, Inc. - Toyota Motor Engineering and Manufacturing North America, Inc.	- Toyota Motor North America, Inc. - Toyota Motor Engineering and Manufacturing North America, Inc.

Takuo Sasaki	Accounting Group (chief officer)	Accounting Group (chief officer)

Steve St. Angelo	- Latin America & Caribbean Region (CEO, Latin America & Caribbean Region) - Toyota do Brasil LTDA.	- Latin America & Caribbean Region (CEO, Latin America & Caribbean Region) - Toyota do Brasil LTDA.

Johan van Zyl	- Africa Region (CEO, Africa Region) - Toyota South Africa Motors (Pty) Ltd.	- Africa Region (CEO, Africa Region) - Toyota South Africa Motors (Pty) Ltd.

Hiroyoshi Yoshiki	Technical Administration Group (chief officer)	Technical Administration Group (chief officer)

Kazuhiro Kobayashi	- China Region (CEO, China Region) - Guangzhou Toyota Motor Co., Ltd.	- China Region (CEO, China Region) - Guangzhou Toyota Motor Co., Ltd.

Kazuo Ohara	- Toyota Motor North America, Inc. - Toyota Motor Sales, U.S.A., Inc.	- Toyota Motor North America, Inc. - Toyota Motor Sales, U.S.A., Inc.

Satoshi Takae	- Kamigo Plant (plant general manager) - Shimoyama Plant (plant general manager) - Shimoyama Plant Administration Div. (concurrent general manager)	- Kamigo Plant (plant general manager) - Shimoyama Plant (plant general manager) - Shimoyama Plant Administration Div. (concurrent general manager)

Shigeki Tomoyama	- Business Development Group (chief officer) - IT & ITS Group (chief officer)	- Business Development Group (chief officer) - IT & ITS Group (chief officer)

Riki Inuzuka	- Research Div. (chief officer) - Product & Business Planning Div. (chief officer) - Toyota Planning Div. 1 (chief officer)	- Research Div. (chief officer) - Product & Business Planning Div. (chief officer) - Toyota Planning Div. 1 (chief officer)

Shinji Kitada	TNGA Planning Div. (concurrent general manager)	TNGA Planning Div. (concurrent general manager)

Masahisa Nagata	Toyota Motor Europe NV/SA	Toyota Motor Europe NV/SA

Takeshi Numa	Toyota Motor Europe NV/SA	Toyota Motor Europe NV/SA

Satoshi Ogiso	- Product Planning Group (deputy chief officer) - Chassis Engineering Field (field general manager)	- Product Planning Group (deputy chief officer) - Chassis Engineering Field (field general manager)

Hayato Shibakawa	- China Region (CEO, China Region) - Tianjin FAW Toyota Motor Co., Ltd.	- China Region (CEO, China Region) - Tianjin FAW Toyota Motor Co., Ltd.

Kazuhiro Sato♦	Executive general manager Customer Service Field (field general manager)	Customer First Promotion Group (deputy chief officer)

Karl Schlicht	Toyota Motor Europe NV/SA	Toyota Motor Europe NV/SA

Name	Current	New

Kyoichi Tanada	Toyota Motor Thailand Co., Ltd. (responsible for Thailand, India, Vietnam, Pakistan, Myanmar, Cambodia and Laos)	Toyota Motor Thailand Co., Ltd. (responsible for Thailand, India, Vietnam, Pakistan, Myanmar, Cambodia and Laos)

Hiroyuki Fukui	Pt. Toyota Motor Manufacturing Indonesia (responsible for Indonesia, the Philippines, Malaysia, Brunei Darussalam, East Timor and Singapore)	Pt. Toyota Motor Manufacturing Indonesia (responsible for Indonesia, the Philippines, Malaysia, Brunei Darussalam, East Timor and Singapore)

Toshiro Hidaka	- East Asia & Oceania Region (CEO, East Asia & Oceania) - Africa Div. (chief officer) - Latin America & Caribbean Div. (chief officer)	- East Asia & Oceania Region (CEO, East Asia & Oceania) - Africa Div. (chief officer) - Latin America & Caribbean Div. (chief officer)

Koki Konishi	- External Affairs & Public Affairs Group (deputy chief officer) - Public Affairs Div. (concurrent general manager)	- External Affairs & Public Affairs Group (deputy chief officer) - Public Affairs Div. (concurrent general manager)

Shinya Kotera♦	- Corporate Planning Div. (chief officer) - Toyota Planning Div. 2 (concurrent general manager) - KD Business Planning Div. (chief officer)	- Strategic Top Executive Meeting Office (chief officer) - Corporate Planning Div. (chief officer) - Toyota Planning Div. 2 (concurrent general manager) - KD Business Planning Div. (chief officer)

Tetsuya Otake	- Accounting Group (deputy chief officer) - Accounting Div. (concurrent general manager)	- Accounting Group (deputy chief officer) - Accounting Div. (concurrent general manager)

Yasuhiko Sato	Japan Sales Business Group (deputy chief officer)	Japan Sales Business Group (deputy chief officer)

Masayoshi Shirayanagi	Purchasing Group (deputy chief officer)	Purchasing Group (deputy chief officer)

Mark S. Templin	Lexus International (executive vice president)	Lexus International (executive vice president)

Tatsuro Ueda♦	- General Administration & Human Resources Group (deputy chief officer) - Toyota Institute (concurrent general manager)	- General Administration & Human Resources Group (chief officer) - Toyota Institute (concurrent general manager)

Mitsuru Uno	External Affairs & Public Affairs Group (deputy chief officer)	External Affairs & Public Affairs Group (deputy chief officer)

Takashi Yamamoto♦	Executive general manager Product Planning Group (executive chief engineer)	- Lexus International (executive vice president) - Product Planning Group (primarily weight-reduction promotion)

Changes to board members and audit and supervisory board members (candidates) as of day of 110th General Shareholders Meeting

Formal appointment of board members and audit and supervisory board members will be made pending approval at the 110th General Shareholders Meeting. Formal assignment of responsibilities to board members and the appointment of board members with the legal status to represent TMC (representative directors) will be made at the board of directors meeting following the 110th General Shareholders Meeting. The resignation of board members resigning their posts will become official on the day of the 110th General Shareholders Meeting.

New Board of Directors Members

Name	Current Title	New Title
Tokuo Fukuichi	Senior managing officer	Senior managing officer, member of the board

Resigning Board of Directors Members

Name	Current Title
Mamoru Furuhashi	Member of the board
Kiyotaka Ise*	Senior managing officer, member of the board

*Change to senior managing officer

New Audit and Supervisory Board Members

Name	Current Title
Teisuke Kitayama	Chairman of the board, Sumitomo Mitsui Banking Corporation

Resigning Audit and Supervisory Board Members

Yoichi Morishita
Akishige Okada

Substitute Auditor

Name	Current Title
Ryuji Sakai	Attorney at law

Executive lineup (candidates) following 110th General Shareholders Meeting

1) Board of Directors Members (♦ denotes new member)

Name	Title
Takeshi Uchiyamada	Chairman of the board (representative director)
Akio Toyoda	President, member of the board (representative director)
Satoshi Ozawa	Executive vice president, member of the board (representative director)
Nobuyori Kodaira	Executive vice president, member of the board (representative director)
Mitsuhisa Kato	Executive vice president, member of the board (representative director)
Masamoto Maekawa	Executive vice president, member of the board (representative director)
Yasumori Ihara	Executive vice president, member of the board (representative director)
Seiichi Sudo	Executive vice president, member of the board (representative director)
Koei Saga	Senior managing officer, member of the board
Tokuo Fukuichi♦	Senior managing officer, member of the board
Shigeki Terashi	Senior managing officer, member of the board
Yoshimasa Ishii	Member of the board
Ikuo Uno*	Member of the board
Haruhiko Kato*	Member of the board
Mark T. Hogan*	Member of the board

* Outside board member under Japanese corporate law (candidate)

2) Audit and Supervisory Board Members

Name	Title
Yoichiro Ichimaru	Audit and Supervisory Board Member (full time)
Masaki Nakatsugawa	Audit and Supervisory Board Member (full time)
Masahiro Kato	Audit and Supervisory Board Member (full time)
Kunihiro Matsuo	Audit and Supervisory Board Member
Yoko Wake	Audit and Supervisory Board Member
Teisuke Kitayama	Audit and Supervisory Board Member

END